Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

Three months ended March 31, 2010
Fixed Charges:
Interest cost and debt expense	$16,164
Interest allocable to rental expense (a)	639

Total	$16,803

Earnings:
Income before income tax expense	$43,082
Equity in income of less than 50 percent owned affiliated companies	(7,302)
Dividends received from less than 50 percent owned affiliated companies	2,970
Fixed charges	16,803
Interest capitalized	(788)
Amortization of previously capitalized interest	100

Total	$54,865

Ratio of Earnings to Fixed Charges	3.27

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.